

# Third Quarter 2010
# Earnings Conference Call
### October 21, 2010

## Kelly S. King

**Chairman and Chief Executive Officer**

## Daryl N. Bible

**Chief Financial Officer**

## Clarke R. Starnes

**Chief Risk Officer**



# Forward-Looking Information

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of BB&T. Statements that are not historical or current to facts or statements about beliefs and expectations are forward-looking statements. Forward-looking statements involve certain risks and uncertainties and are based on the beliefs and assumptions of the management of BB&T, and the information available to management at the time that this presentation was prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and / or a reduced demand for credit or other services; (2) changes in the interest rate environment may reduce net interest margins and / or the volumes and values of loans made or held as well as the value of other financial assets held; (3) competitive pressures among depository and other financial institutions may increase significantly; (4) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T is engaged; (5) local, state or federal taxing authorities may take tax positions that are adverse to BB&T; (6) adverse changes may occur in the securities markets; (7) competitors of BB&T may have greater financial resources and develop products that enable them to compete more successfully than BB&T; (8) costs or difficulties related to the integration of the businesses of BB&T and its merger partners may be greater than expected, including the integration of our acquisition of Colonial Bank; (9) unpredictable natural or other disasters could have an adverse effect on us in that such events could materially disrupt our operations or the ability or willingness of our customers to access the financial services we offer; (10) expected cost savings associated with completed mergers and acquisitions may not be fully realized or realized within the expected time frames, including our acquisition of Colonial Bank; and (11) deposit attrition, customer loss or revenue loss following completed mergers and acquisitions, including our acquisition of Colonial Bank, may be greater than expected. You should not place undue reliance on any forward-looking statement and should consider all of the foregoing uncertainties and risk, as well as those more fully discussed under Item 1A. "Risk Factors Related to BB&T's Business" of BB&T's 2009 Annual Report on Form 10-K and in any of BB&T's subsequent SEC filings. Forward-looking statements speak only as of the date they are made, and BB&T undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

BB&T

*Best Bank In Town*
*Since 1872*

# Non-GAAP Information

This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). BB&T's management uses these "non-GAAP" measures in their analysis of the Corporation's performance. BB&T's management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods as well as demonstrating the effects of significant gains and charges in the current period. The Company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T's management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. BB&T's management uses these measures to evaluate the underlying performance and efficiency of its operations. BB&T's management believes these measures reflect core trends of the business, excluding purchase accounting amortization that will cease in the future, while the acquired business will remain. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies. Asset quality ratios have been adjusted to remove the impact of acquired loans and foreclosed property covered by the FDIC loss sharing agreements as management believes their inclusion results in distortion of those ratios and may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting.  A reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is included on the Investor Relations section of BB&T's website (*www.bbt.com/investor*) and as an appendix to this presentation.

**BB&T**
*Best Bank In Town*
*Since 1872*

2

# 2010 Third Quarter Highlights

➢ Strong improvement in earnings compared to 3Q09

 ❏ 3Q10 net income available to common shareholders of $210 million, up 38.2%

 ❏ 3Q10 EPS totals $.30, up 30.4%

➢ Net revenues[1] up 4.2%; up 1.1% annualized linked quarter excluding securities gains

 ❏ Pre-tax pre-provision earnings up 61% excluding securities gains

➢ Average loans grew annualized linked quarter in all non-real estate loan portfolios; growth accelerated for most portfolios in the quarter

 ❏ 20.8% growth in Specialized Lending              ❏ 10.4% growth in Sales Finance

 ❏ 6.0% growth in C&I, including 20.5% in Large Corporate              ❏ 9.1% growth in Revolving Credit

➢ 6.1% growth in mortgage loans annualized linked quarter and very strong mortgage revenue growth

➢ Average noninterest-bearing deposits increase 15.4% on an annualized linked quarter basis

➢ Very strong balance sheet and capital levels

 ❏ Tier 1 common 9.0%

 ❏ 130% allowance coverage of NPLs held for investment, excluding covered loans

➢ Making substantial progress disposing of problem assets

 ❏ Transferred $1.3 billion in NPLs to LHFS, have written down LHFS consistent with actual sales experience, average sales price in line with our target

 ❏ Sold $207 million of NPLs in the quarter

 ❏ Sold $244 million of other real estate owned

 ❏ Currently have more than $350 million NPAs under contract to sell

 ❏ TDRs, NPAs, NPA inflows and foreclosed property expenses all declined this quarter

[1] FTE

# Items Affecting Quarterly Earnings

$ in millions, except per share amounts

| | Pretax Income (Expense) | Per share Impact |
|---|---|---|
| Securities gains, net | $239 | $.21 |
| Earnings impact related to NPL transfer | (321) | (.28) |
| Merger-related charges | (10) | (.01) |

# Strong Underlying Community Bank Performance

➢ BB&T's Community Banking Model provides best value proposition in our markets

➢ Historically high client service results; #1 among in-market peers



➢ Community Bank efficiency improved as discretionary expenses decreased by ~ 4% compared to last year

➢ Building Community Banking in Texas

➢ Colonial acquisition presents significant growth and cross-sell opportunities in Alabama and Florida

  ❑ 53% increase in retail production per relationship manager in Colonial markets during the third quarter

  ❑ Improved net new account opening from -10,700 in 3Q09 to + 2,400 in 3Q10

➢ Net new transaction accounts increased from 17,400 in 3Q09 to 37,700 in 3Q10

➢ Historically low employee turnover drives reliable, responsive, and competent client service

  ❑ Turnover has improved from 20% to 13% during the cycle

* From Maritz Research Retail Client Satisfaction Survey, represent percentage of "top box" scores, indicating a 9 or 10 rating on a 10-point scale.

# Significant Progress in Revenue Growth Strategies

➤ C&I vs. CRE mix improvement
➤ Deposit mix improvement
➤ Small Business
  ❑ 20% growth in total households compared to last year; 4.9% growth excluding Colonial
  ❑ Double-digit growth in most services
  ❑ Bundling sales efforts 34% more effective compared to last year
➤ Corporate Banking
  ❑ 20% growth in large corporate banking
  ❑ Developing Texas-based energy lending team
  ❑ Significant organic growth
➤ Lending Niches
  ❑ Small ticket consumer and small business finance
  ❑ Insurance Premium finance
  ❑ Automobile finance
  ❑ Commercial finance
➤ Wealth
  ❑ Record revenues – up 29% on an annualized linked quarter basis
  ❑ Strengthening the Wealth Division
  ❑ Launched ultra-affluent strategy
➤ Insurance
  ❑ Record revenues – up 1% for the year in soft market
  ❑ Increased to sixth largest broker in the world

# Growing Non-Real Estate Loan Portfolios



## Average Loans Held for Investment
### ($ in billions)

- $100.3 (3Q09)
- $103.4 (4Q09)
- $102.6 (1Q10)
- $102.3 (2Q10)
- $102.3 (3Q10)

➤ All non-real estate loan portfolios grew in the quarter.

➤ The pace accelerated for almost all portfolios

➤ Total loan production for the third quarter was $18.4 billion, up an annualized 20.8% compared to 2Q10.

## Average Loan Growth Highlights[1]
### ($ in millions)

| | 3Q10 vs. 2Q10 $ Increase (Decrease) | 3Q10 vs. 2Q10 Annualized % Increase (Decrease) |
|---|---|---|
| C&I | $483 | 6.0% |
| Other CRE | (171) | (5.5) |
| Sales Finance (Automobile) | 177 | 10.4 |
| Revolving Credit | 46 | 9.1 |
| Mortgage | 242 | 6.1 |
| Specialized Lending | 401 | 20.8 |
| Direct Retail (Home equity) | (127) | (3.6) |
| **Subtotal** | **$1,051** | **4.6%** |
| **Runoff Portfolios** | | |
| ADC | $(771) | (59.2)% |
| Covered and other acquired loans | (228) | (12.5) |
| **Total** | **$52** | **.2%** |
| **Excluding LHFS transfer** | **$907** | **3.6%** |

# High Growth Niche Business

$ in millions

| | 3Q10 Average | Annualized Linked Quarter Growth |
|---|---|---|
| Sales Finance (Automobile) | | |
|   - Prime | $6,906 | 10.4% |
|   - Nonprime | 2,456 | 5.9 |
| Revolving Credit (Bank card) | 2,048 | 9.1 |
| Insurance Premium Finance | 2,453 | 55.7 |
| Small Ticket Finance | 1,109 | 38.4 |
| Asset Based Lending | 2,258 | 21.5 |
| Mortgage Warehouse Lending | 714 | 43.3 |
| Commercial Factoring (factored volume*) | 2,228* | 148.4 |

➢ Experiencing strong benefits from previous strategic investments

➢ Improves diversity in non-real estate segments

➢ Improves overall granularity, geographic and product diversification

# Making Progress in Long-term Strategy to Improve Mix of Deposits

### Average Client Deposits



($ in billions)

| | Noninterest-bearing deposits | Interest checking |
| --- | --- | --- |
| | Other client deposits | Client certificates of deposits |

| **Average Deposit Growth Highlights** | |
| --- | --- |
| | **3Q10 vs. 2Q10 Annualized % Increase (Decrease)** |
| Noninterest-bearing deposits | 15.4% |
| Interest checking | (43.0) |
| Other client deposits | 2.0 |
| Client certificates of deposits | (39.6) |
| **Total client deposits** | **(8.9)%** |
| Other interest-bearing deposits | (103.4) |
| **Total deposits** | **(13.2)%** |

➢ Aggressively pursuing transaction accounts, which are up 17.0% compared to 3Q09 and an annualized 5.6% compared to 2Q10.

➢ Managing cost and mix by reducing CD pricing and balances.

➢ Increased net new transaction account development from 17,400 in 3Q09 to 37,700 in 3Q10.

➢ Increased net new transaction accounts by ~ 111,200 this year, an 87% increase from 2009.

9

# Accelerating Pace of ADC Workout

➢ Residential ADC portfolio has been and remains our primary credit challenge.

➢ We have worked through most exposure in Florida and Georgia.

➢ Excluding the impact of the disposition strategy, ADC held for investment totaled $3.8 billion.

  ❑ We have reduced these balances by $1 billion this quarter and $2 billion year-to-date reflecting our accelerated workout efforts.

➢ Of the $4.2 billion remaining, $800 million are on nonaccrual. We expect to work through remaining issues in the next few quarters.



Total ADC Portfolio

# Strategy Results in Reduction in Nonperforming Assets

NPAs Decrease in 3Q10[1]



- ➢ Accelerated momentum in de-risking strategy

- ➢ Sold $451 million of nonperforming assets this quarter

- ➢ Average sales price for commercial note sales consistent with our target

- ➢ Marked held for sale portfolio to an average price consistent with actual sales results

- ➢ Committed to a 4 pronged strategy
  - ❑ Short sales
  - ❑ 3rd party direct sales
  - ❑ 3rd party bulk sales
  - ❑ Will consider auction/bulk sales

- ➢ NPAs decreased 4.2% in 3Q10 compared to 2Q10. Excluding NPLs held for sale, NPAs decreased 20.9%[1].

[1] Excludes covered assets.

# Strategy Results in Additional Charge-offs and Stronger Reserve Coverage

## Net Charge-offs / Average Loans[1]



- Losses and Writedowns on Loans Transferred to LHFS and Sold
- Core charge-offs

## Reserves / Nonperforming Loans Held for Investment[1]



➢ "Core" losses should continue at levels similar to recent quarters, or approximately 2%. Additional losses may be recorded to accelerate the disposition of NPAs.

➢ 3Q10 reflects the first quarter since the recession began with no allowance build

➢ Management expects future provisions to be adequate to fund core charge-offs.

[1] Excludes covered loans.

# OREO Trends

### OREO Inflows and Outflows[1]



### OREO Expense



- ➤ OREO balances decreased $82 million, or 5.9%, in the third quarter.

- ➤ We have seen a considerable increase in sales of land and lots ~ 29% of sales in 3Q10, similar to 2Q10.

- ➤ Land / lot inventory is at the lowest level since 2Q09.

- ➤ The total mark on OREO balances sold averaged 48% in the quarter.

- ➤ We have 487 properties totaling $118 million under contract to sell.

- ➤ For the third quarter, the average age of foreclosed property sold was 8 months and the average age of the remaining properties is 9 months.

- ➤ Our average appraisal age is under 6 months.

- ➤ Sold 4 of the largest 10 foreclosed properties during the third quarter.

[1] Excludes covered assets.

13

# Underlying Credit Trends Improve

### Total Performing TDRs[1]
($ in millions)



- Performing TDRs decreased 8.8%
- 79% of TDRs are performing
- 86% of performing TDRs are current
- The increases in early stage delinquencies result in part from higher mortgage delinquencies, the majority of which are government insured loans.
- Approximately half of the mortgages 90 days or more past due and still accruing are government insured.
- The remaining increase in loans past due 30-89 days results largely from seasonal factors affecting commercial loans.

### Total Loans Past Due and Still Accruing[2,3,4]
($ in millions)



■ Loans 90 days or more past due and still accuring   ■ Loans 30 - 89 days past due

---

[1] Excludes TDRs that are nonperforming. $489 million, $480 million, $333 million, $248 million and $108 million at September 30, 2010, June 30, 2010, March 31, 2010, December 31, 2009, and September 30, 2009, respectively.

[2] Excludes covered loans.

[3] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

[4] BB&T revised its nonaccrual policy related to FHA/VA guaranteed mortgage loans during 2Q10. The change in policy resulted in a decrease in nonaccrual mortgage loans and an increase in mortgage loans 90 days past due and still accruing of approximately $79 million.

# Underlying Credit Trends Improve



### Inflows to Nonaccrual Assets
(\$ in millions)

Legend: Total | Commercial | Mortgage | Other

➢ Commercial inflows primarily reflect aggressive efforts to resolve watch list credits, not new additions to the watch list.

➢ Inflows for consumer portfolios, such as mortgage and sales finance, are improving.

➢ Watch list assets peaked in the spring, have stabilized and are improving.

➢ Underlying credit trends are generally stable to improving, particularly with respect to consumer-oriented and Specialized Lending portfolios.

# BB&T Operates a Lower Risk Mortgage Business

- ➤ Foreclosure issue
  - ❑ Values-based lending culture – focused on working with clients
  - ❑ Recognized by J.D. Power and Associates for "Highest in Customer Satisfaction With Primary Mortgage Servicers"*
  - ❑ Completed internal reviews – no issues of concern
    - ○ Knowledgeable specialists prepare affidavits, no "robo-signing"
    - ○ Small group control
    - ○ No assignment problems, did not participate in private label securitization
    - ○ No foreclosures through MERS
    - ○ Highly intensive loss mitigation efforts, foreclosure as a last option
  - ❑ Plan to continue foreclosure process where necessary, no moratorium planned
- ➤ Repurchase activity
  - ❑ Results are manageable and immaterial
  - ❑ 2009 - $33 million, 2010 - $54 million year to date, $23 million in 3Q10
  - ❑ $14 million in reserves, increased $4 million in 3Q10
  - ❑ Very modest compared to the industry
- ➤ Modification efforts
  - ❑ Highly successful HAMP modification efforts
  - ❑ Offered almost 4,000 trials in 2010, resulting in almost 3,000 successful modifications
    - ○ 73% successful conversion to permanent modifications compared to 20% for industry

*Branch Banking and Trust received the highest numerical score among mortgage servicers in the proprietary J.D. Power and Associates 2010 Primary Mortgage Servicer StudySM.  Study based on responses from 4,516 consumers measuring 19 companies and measures the satisfaction of consumers with their current mortgage servicer.  Proprietary study results are based on experiences and perceptions of consumers surveyed in May-June 2010. Your experiences may vary.  Visit jdpower.com

# Net Interest Margin



**Margin** (triangle, dark red line) and **Adjusted Margin**[1] (square, gold line)

| Quarter | Margin | Adjusted Margin |
|---------|--------|-----------------|
| 3Q09 | 3.68% | 3.64% |
| 4Q09 | 3.80% | 3.75% |
| 1Q10 | 3.88% | 3.78% |
| 2Q10 | 4.12% | 3.82% |
| 3Q10 | 4.09% | 3.83% |

➢ Our goal is to produce a stable margin over time.

➢ Margin is benefiting from a more favorable asset and funding mix.

➢ Credit spreads are improving, and funding spreads remain stable.

➢ Following the third quarter cash flow assessment related to assets acquired in the Colonial transaction, the impact on net interest income was a positive $18 million from loans, offset by a reduction of $12 million from covered securities.

➢ We also identified additional impairment related to these loans, partially offset by recoveries, resulting in an increase in the provision of $29 million this quarter.

[1] Adjusted to reflect FDIC indemnification asset as an earning asset.

# De-risking the Investment Portfolio

| Securities | Book Value | Net Gains | Yield |
|---|---|---|---|
| Purchases | $12.4 billion | - | 1.80% |
| Sales | $10.7 billion | $239 million[1] | 3.55% |

- ➢ We have executed a strategic de-risking of the investment portfolio.
  - ❑ Shortening effective duration from 4.1 years to 2.9 years.
- ➢ We significantly reduced OCI risk in light of the new Basel III capital rules.
- ➢ Added a significant amount of floating rate securities to increase asset sensitivity and reduce OCI risk.
- ➢ Portfolio will generate approximately $500 million of predictable cash flows per month for the next year that will be available for reinvestment in a rising rate environment.



[1] Net of other than temporary impairment (OTTI)

18

# Fee Income

### $ in millions



**Strong Fee Income Ratio**[1]

- 3Q09: 41.8%
- 4Q09: 41.2%
- 1Q10: 39.0%
- 2Q10: 40.8%
- 3Q10: 42.3%

| Noninterest Income | 3Q10 v. 3Q09 Increase (Decrease) | | 3Q10 v. 2Q10[2] Increase (Decrease) | |
|---|---|---|---|---|
| Insurance income | $(2) | (0.8)% | $(35) | (48.4)% |
| Service charges on deposits | (33) | (18.3) | (17) | (41.1) |
| Mortgage banking income | 40 | 27.8 | 74 | NM |
| Investments banking and brokerage fees and commissions | (4) | (4.5) | (6) | (26.2) |
| Other nondeposit fees and commissions | 15 | 25.4 | 11 | 69.3 |
| Checkcard fees | 11 | 18.6 | - | - |
| Bankcard fees and merchant discounts | 4 | 9.8 | - | - |
| Trust and investment advisory revenues | 4 | 11.1 | 1 | 10.2 |
| Income from bank-owned life insurance | 6 | 25.0 | (1) | (12.8) |
| FDIC loss share income, net | (46) | NM | 35 | NM |
| Securities (losses) gains, net | 208 | NM | 20 | 36.2 |
| Other income | (33) | (165.0) | (11) | NM |
| **Total noninterest income** | **$170** | **18.1%** | **$71** | **27.1%** |

➤ Service charges on deposits decreased $17 million in the quarter due to regulatory changes affecting overdrafts, offset by pricing and product changes.

➤ Mortgage banking income is up substantially on a linked quarter basis due to higher production and more favorable spreads.

➤ Other non-deposit fees and commissions are up due to a strong result in commercial lending related activities.

➤ Checkcard fees and bankcard fees increased due to stronger activity and account penetration.

➤FDIC loss share income reflects the offset of additional accretion and impairment identified during the cash flow assessments.

[1] Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impacts of FDIC loss share accounting, and other selected items. See Non-GAAP Reconciliations included in the attached Appendix.

[2] Linked quarter percentages are annualized.

# Noninterest Expenses and Efficiency

$ in millions



### Efficiency Ratio[1]

- 60.0%
- 55.0%
- 50.0%
- 45.0%

52.0%  51.4%  52.4%  53.7%  54.1%

3Q09  4Q09  1Q10  2Q10  3Q10

| Noninterest Expense | 3Q10 v. 3Q09 Increase (Decrease) | | 3Q10 v. 2Q10[2] Increase (Decrease) | |
|---|---|---|---|---|
| Personnel expense | $(2) | (0.3)% | $(7) | (4.3)% |
| Foreclosed property expense | 49 | 41.5 | (73) | (120.7) |
| Occupancy and equipment expense | 8 | 5.4 | (1) | (2.5) |
| Professional services | 16 | 23.5 | (2) | (9.2) |
| Loan processing charges | 15 | 39.5 | 6 | 50.6 |
| Regulatory charges | 17 | 38.6 | 15 | 129.4 |
| Amortization of intangibles | 1 | 3.4 | (2) | (24.8) |
| Merger-related and restructuring changes, net | (8) | (44.4) | (28) | NM |
| Other noninterest expenses | (8) | (3.8) | - | - |
| **Total noninterest expense** | **$88** | **6.7%** | **$(92)** | **(24.3)%** |

- ➢ FTE employees decreased 1,490 compared to 3Q09 and decreased 272 compared to 2Q10.

- ➢ We generated positive operating leverage on a linked quarter basis, with revenues up 4% and expenses down 24%.

- ➢ Merger-related charges decreased because the Colonial systems conversion was completed last quarter.

- ➢ Regulatory charges increased due to deposit and supervisory related costs.

- ➢ NPA disposition strategy will reduce noninterest expenses over time.

- ➢ We are working hard to control discretionary expenses.

[1] Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impacts of FDIC loss share accounting, and other selected items. See Non-GAAP Reconciliations included in the attached Appendix.
[2] Linked quarter percentages are annualized.

# Capital Levels[1]

## Tier 1 Common Ratio



## Tier 1 Capital Ratio



➤ Industry leading capital

➤ Upon assessment of preliminary Basel III requirements, we believe that BB&T will meet the required capital levels

➤ BB&T is evaluating U.S. regulatory response on Basel III and Dodd-Frank to determine internal targeted capital levels.

➤ We believe internal capital generation provides flexibility to meet capital targets.

➤ Management does not expect to issue common equity to comply with the new capital rules.

[1]  Current quarter regulatory capital information is preliminary. Risk-weighted assets are determined based on regulatory capital requirements.  Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class.  In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures.  BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios.  BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation.  These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

# 3Q10 Earnings Call Summary

➢ The underlying performance of our businesses is strong.

➢ Our client service metrics are at historic highs.

➢ Loan growth accelerated this quarter in our non-real estate portfolios and we generated overall loan growth.

➢ Maintaining positive revenue growth in a very challenging environment.

➢ Our primary challenge relates to late cycle credit issues, primarily ADC.

   ❑ We will outperform through the full cycle and effectively emerge from the cycle.

   ❑ We are confident we will effectively execute disposition strategy.

➢ Strengths

   ❑ Significant Revenue Growth Strategies
   ❑ Re-intermediation
   ❑ Best Team

   ❑ Merger Opportunities
   ❑ Community Banking
   ❑ Growing Markets

# Comments Regarding Disclosure

BB&T Corporation does not provide earnings guidance, but does discuss trends regarding the factors that influence potential future performance in both its quarterly earnings release and its quarterly earnings conference call.

These statements constitute "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995.  Please refer to the slide entitled "Forward Looking Information" for important cautionary information regarding forward-looking statements.  BB&T undertakes no obligation to revise these statements following the date of this presentation.

# Appendix

# Non-GAAP Capital Measures

| (Dollars in millions) | As of / Quarter Ended | | | | |
| --- | --- | --- | --- | --- | --- |
| | Sept. 30 2010 | June 30 2010 | March 31 2010 | Dec. 31 2009 | Sept.30 2009 |
| **Selected Capital Information** [1] | | | | | |
| Risk-based capital | | | | | |
| Tier 1 | $13,828 | $13,594 | $13,657 | $13,456 | $12,851 |
| Total | 18,463 | 18,327 | 18,658 | 18,470 | 18,012 |
| Risk-weighted assets [2] | 117,765 | 116,073 | 117,410 | 117,167 | 115,608 |
| Average quarterly tangible assets | 149,253 | 153,399 | 157,603 | 158,061 | 150,992 |
| Risk-based capital ratios | | | | | |
| Tier 1 | 11.7% | 11.7% | 11.6% | 11.5% | 11.1% |
| Total | 15.7 | 15.8 | 15.9 | 15.8 | 15.6 |
| Leverage capital ratio | 9.3 | 8.9 | 8.7 | 8.5 | 8.5 |
| Equity as a percentage of total assets | 10.7 | 10.8 | 10.1 | 9.8 | 9.8 |
| Book value per common share | $24.11 | $24.07 | $23.80 | $23.47 | $23.41 |
| | | | | | |
| **Selected Non-GAAP Capital Information** [3] | | | | | |
| Tangible common equity as a percentage of tangible assets | 7.0% | 7.0% | 6.4% | 6.2% | 6.1% |
| Tier 1 common equity as a percentage of risk-weighted assets | 9.0 | 8.9 | 8.6 | 8.5 | 8.4 |
| | | | | | |
| Tangible book value per common share | $15.25 | $14.93 | $14.67 | $14.44 | $14.10 |

[1] Current quarter regulatory capital information is preliminary.

[2] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

[3] Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

# Non-GAAP Capital Measures

(Dollars in millions)

| | | As of / Quarter Ended | | | | |
|---|---|---|---|---|---|---|
| | | Sept. 30 2010 | June 30 2010 | March 31 2010 | Dec. 31 2010 | Sept.30 2009 |
| **Calculations of Tier 1 common equity and tangible assets and related measures:** | | | | | | |
| Tier 1 equity | $ | 13,828 | $ 13,594 | $ 13,657 | $ 13,456 | $ 12,851 |
| Less: | | | | | | |
| Qualified restricted core capital elements | | 3,255 | 3,254 | 3,508 | 3,497 | 3,157 |
| Tier 1 common equity | | 10,573 | 10,340 | 10,149 | 9,959 | 9,694 |
| | | | | | | |
| Total assets | $ | 157,230 | $ 155,083 | $ 163,700 | $ 165,764 | $ 165,328 |
| Less: | | | | | | |
| Intangible assets, net of deferred taxes | | 6,419 | 6,502 | 6,519 | 6,553 | 6,695 |
| Plus: | | | | | | |
| Regulatory adjustments, net of deferred taxes | | 207 | 187 | 493 | 806 | 712 |
| Tangible assets | | 151,018 | 148,768 | 157,674 | 160,017 | 159,345 |
| | | | | | | |
| Total risk-weighted assets [1] | $ | 117,765 | $ 116,073 | $ 117,410 | $ 117,167 | $ 115,608 |
| | | | | | | |
| **Tangible common equity as a percentage of tangible assets** | | 7.0% | 7.0% | 6.4% | 6.2% | 6.1% |
| **Tier 1 common equity as a percentage of risk-weighted assets** | | 9.0 | 8.9 | 8.6 | 8.5 | 8.4 |
| | | | | | | |
| Tier 1 common equity | $ | 10,573 | $ 10,340 | $ 10,149 | $ 9,959 | $ 9,694 |
| | | | | | | |
| Outstanding shares at end of period (in thousands) | | 693,560 | 692,777 | 691,869 | 689,750 | 687,446 |
| | | | | | | |
| **Tangible book value per common share** | $ | 15.25 | $ 14.93 | $ 14.67 | $ 14.44 | $ 14.10 |

[1] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

# Non-GAAP Reconciliations

| | Quarter Ended | | | | |
|---|---|---|---|---|---|
| | Sept. 30 2010 | June 30 2010 | March 31 2010 | Dec. 31 2009 | Sept. 30 2009 |
| **Efficiency ratio – GAAP** | 57.3% | 61.7% | 61.2% | 58.5% | 59.8% |
| Effect of securities gains (losses), net | 5.6 | 5.1 | (.1) | - | .8 |
| Effect of merger-related and restructuring charges, net | (.4) | (1.6) | (.7) | (.4) | (.8) |
| Effect of contingency reserve | - | - | .5 | - | (1.1) |
| Effect of losses/writedowns on NPA disposition loans | (.6) | - | - | - | - |
| Effect of payroll services gain | - | - | - | .7 | - |
| Effect of Colonial revaluation adjustments | - | - | - | .3 | - |
| Effect of Colonial premises and equipment adjustments | - | - | .8 | - | - |
| Effect of FDIC loss share accounting | .6 | - | .3 | - | - |
| Effect of foreclosed property expense | (7.1) | (10.1) | (8.1) | (6.2) | (5.4) |
| Effect of amortization of intangibles | (1.3) | (1.4) | (1.5) | (1.5) | (1.3) |
| **Efficiency ratio – reported** | 54.1 | 53.7 | 52.4 | 51.4 | 52.0 |
| **Fee income ratio – GAAP** | 45.2% | 42.7% | 38.5% | 41.7% | 42.6% |
| Effect of securities gains (losses), net | (5.8) | (5.5) | .1 | - | (.8) |
| Effect of payroll services gain | - | - | - | (.7) | - |
| Effect of losses/writedowns on NPA disposition loans | .6 | - | - | - | - |
| Effect of FDIC loss share accounting | 2.3 | 3.6 | .4 | - | - |
| Effect of Colonial revaluation adjustments | - | - | - | .2 | - |
| **Fee income ratio – reported** | 42.3 | 40.8 | 39.0 | 41.2 | 41.8 |

# Non-GAAP Reconciliations

| | As of / For the Quarter Ended | | | | |
|---|---|---|---|---|---|
| | Sept. 30 2010 | June 30 2010 | March 31 2010 | Dec. 31 2009 | Sept. 30 2009 |
| **Asset Quality Ratios (including amounts related to covered loans and covered foreclosed property)** | | | | | |
| Loans 30-89 days past due and still accruing as a percentage of total loans and leases [1] | 1.93% | 1.87% | 1.87% | 1.96% | 2.11% |
| Loans 90 days or more past due and still accruing as a percentage of total loans and leases [1] | 1.64 | 1.82 | 1.66 | 1.61 | 1.18 |
| Nonperforming loans and leases as a percentage of total loans and leases | 2.64 | 2.77 | 2.77 | 2.56 | 2.40 |
| Nonperforming assets as a percentage of: | | | | | |
| Total assets | 2.81 | 2.90 | 2.84 | 2.65 | 2.48 |
| Loans and leases plus foreclosed property | 4.11 | 4.24 | 4.38 | 4.07 | 3.78 |
| Net charge-offs as a percentage of average loans and leases | 3.31 | 2.48 | 1.84 | 1.83 | 1.71 |
| Allowances for loan and lease losses as a percentage of loans and leases held for investment | 2.56 | 2.66 | 2.65 | 2.51 | 2.29 |
| Ratio of allowance for loans and lease losses to: | | | | | |
| Net charge-offs | .75 X | 1.06 X | 1.41 X | 1.34 X | 1.35 X |
| Nonperforming loans and leases held for investment | 1.32 | .98 | .94 | .96 | .93 |

Applicable ratios are annualized.
[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

# Non-GAAP Reconciliations

| | As of / For the Quarter Ended | | | | |
|---|---|---|---|---|---|
| | Sept. 30 2010 | June 30 2010 | March 31 2010 | Dec. 31 2009 | Sept. 30 2009 |
| **Asset Quality Ratios (excluding amounts related to covered loans and covered foreclosed property)[2]** | | | | | |
| Loans 30-89 days past due and still accruing as a percentage of total loans and leases [1] | 1.72% | 1.57% | 1.65% | 1.72% | 1.71% |
| Loans 90 days or more past due and still accruing as a percentage of total loans and leases [1] | .41 | .37 | .31 | .32 | .33 |
| Nonperforming loans and leases as a percentage of total loans and leases | 2.82 | 2.97 | 2.99 | 2.77 | 2.61 |
| Nonperforming assets as a percentage of: | | | | | |
| Total assets | 2.76 | 2.93 | 2.86 | 2.68 | 2.52 |
| Loans and leases plus foreclosed property | 4.12 | 4.37 | 4.53 | 4.24 | 3.95 |
| Net charge-offs as a percentage of average loans and leases[3] | 3.54 | 2.66 | 1.99 | 1.98 | 1.79 |
| Allowances for loan and lease losses as a percentage of loans and leases held for investment | 2.69 | 2.84 | 2.84 | 2.72 | 2.49 |
| Ratio of allowance for loans and lease losses to: | | | | | |
| Net charge-offs | .74 X | 1.05 X | 1.40 X | 1.34 X | 1.35 X |
| Nonperforming loans and leases held for investment | 1.30 | .98 | .93 | .96 | .93 |

Applicable ratios are annualized.

[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

[2] These asset quality ratios have been adjusted to remove the impact of covered loans and covered foreclosed property. Appropriate adjustments to the numerator and denominator have been reflected in the calculation of these ratios. Management believes the inclusion of acquired loans in certain asset quality ratios that include nonperforming assets, past due loans or net charge-offs in the numerator or denominator results in distortion of these ratios and they may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting.

[3] Excluding the impact of losses and balances associated with BB&T's NPA disposition strategy, the adjusted net charge-offs ratio would have been 1.80% and 2.06% for the third and second quarter of 2010, respectively.



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